August 30, 2019

QTA: TSX VENTURE

QTRRF: OTCQX International

Quaterra Announces Conversion of Convertible Debentures

VANCOUVER, B.C. - Quaterra Resources Inc. (the "Company") today announced that it has issued 11,769,230 units pursuant to conversions of its secured 10% convertible debentures having an aggregate principal amount of US$550,000 and C$50,000. Each unit consists of a share and a share purchase warrant. Each share purchase warrant entitles the holder to acquire an additional common share at a price of US$0.05 (C$0.065) and expires four years from the date the convertible debentures were issued. The Company has received approval of the TSX Venture Exchange to convert the interest portion of US$44,506.85 due on some of the convertible debentures into 1,077,066 shares.

The convertible debentures were originally issued in August and September of 2018 for gross proceeds of US$550,000 and C$550,000. Any remaining convertible debentures may be converted at C$0.10 per unit until February of 2020.

For more information please contact:

Arie Page, Assistant to the Corporate Secretary

Phone: 604-641-2777; Fax: 604-641-2740; Toll free: 1-855-681-9059

Email: apage@mnxltd.com

Gerald Prosalendis, President & CEO
Quaterra Resources Inc.
250-940-3581

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.